03 DEC 15 AM 7:21

1 December 2003

03045233

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Libyan Exploration & Production Sharing Agreement – Background Info, lodged with the Australian Stock Exchange on 1 December 2003;
- Woodside signs Libyan exploration & production sharing agreement

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Assistant Secretariat Officer

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

dlw 12/18

Exploration and Production Sharing Agreement, Libya

Background Information

December 2003

WOODSIDE
AUSTRALIAN ENERGY

Woodside – Commitment to Growth

Woodside concludes Libya contract

- Woodside, Repsol and Hellenic Petroleum have concluded with the National Oil Corporation of Libya (NOC) a 30-year Exploration and Production Sharing Agreement which begins with a six-year exploration program.
- Agreement covers 20,000sqkm over six blocks in Sirte and Murzuq basins.
- Sirte and Murzuq basins estimated to contain undiscovered potential of 35 billion barrels of oil.
- Agreement includes feasibility study of development options for remote field in Murzuq Basin.
- Woodside has been in discussion with NOC since 1999. Agreement culminates extensive negotiations and technical reviews.
- Agreement was ratified by the Libyan General People's Committee in November 2003.
- Successful negotiations follow normalisation of Australia-Libya diplomatic relations in mid-2002.

Woodside interests in Africa


CANARY ISLANDS
ALGERIA
LIBYA
MAURITANIA
KENYA
N
0
1000km

Opportunity outline

- Six exploration blocks – five in Sirte Basin; 1 in Murzuq Basin
- Remote field development feasibility study comprises three-year review of development options with further three years to negotiate commercial terms for production.
- Total contracted work program cost about US$100 million.
- Woodside's average annual expenditure over this period expected to be about US$8 million.
- Interests: Woodside (45%) and operator; Repsol (35%); Hellenic Petroleum (20%).
- Work program includes geological studies, seismic acquisition (6500km 2D; 400sqkm 3D), and 13 exploration wells. Drilling to start 2005.
- Repsol and Hellenic Petroleum have Libyan experience, with Repsol a significant Libyan hydrocarbon producer.
- Both have access to European gas markets and the joint venture has agreed to work on gas sales opportunities if gas is discovered.

Attractive and highly ranked growth area

- Libya has had a well-established and successful oil and gas industry since the 1950s. It produces more than 1.4 million barrels of oil a day.
- Libya has proven reserves of 29.5 billion barrels of oil and 46.4 TCF of gas.
- International companies currently active in Libya include Agip, Total, Wintershall, Petro-Canada, OMV and Repsol.
- Over past three years, Robertson Research has ranked Libya as a top-five destination for petroleum growth opportunities.
- Libya's well-established hydrocarbon infrastructure and service industry facilitate low-cost commercialisation of discoveries.
- Libya offers attractive exploration and field development growth opportunities.

Strong fit for Woodside's Africa growth strategy

- Expected to provide strong long-term reserves growth

- Extension to Woodside's existing African business

- Woodside's Africa strategy:
  - proven provinces (Algeria, Libya)
  - low-cost onshore activities
  - oil focus with potential gas opportunities
  - balances Woodside's offshore opportunities elsewhere

- Woodside can leverage its core competencies in:
  - exploration capability
  - sub-surface, geotechnical and engineering skills
  - experience gained from exploration and development in Algeria and Mauritania

Woodside blocks in Libya


Woodside interests
Tripoli
Benghazi
Sirte
S11
S50&64
S16
S42
LIBYA
M15
Sirte Basin
Murzuq Basin
ALGERIA
0 1000km
N

Sources: IHS Energy, Woodside

Woodside – Commitment to Growth

Woodside interests – Murzuq Basin


Woodside interests
Al Wafa
AGIP
213 million barrels
Ohanet
BHPB (WEL 15%)
87.4 million barrels
M15
El Sharara A
Repsol
380 million barrels
El Sharara B
Repsol
350 million barrels
Elephant
AGIP(Lasmo)
700 million barrels
29° N
27° N
9° E
11° E
13° E
N
0
100Km

Sources: IHS Energy, Woodside

Woodside interests – Sirte Basin


Woodside interests
Gas Field
Oil Field
Pipeline
Gulf of Sirte
Ras Lanuf Terminal
Mabruk
TotalFinaElf
230 million barrels
Amal
Veba (PetroCanada)
4250 million barrels
Aguila - Nafoora
AGOCO / Zueitina
2100 million barrels
As Sarah
Wintershall
550 million barrels
Bu Attifel
AGIP
2800 million barrels
Messla
AGOCO
1245 million barrels
Sarir C
AGOCO
4482 million barrels
Zelten
Sirte
2547million barrels
Raguba
Sirte
750 million barrels
Gialo
Waha
5040 million barrels
WAHA
Waha
3500 million barrels
En Naga North
IPL (PetroCanada)
53 million barrels
S11
S16
S50&54
S42
30° N
28° N
18° E
20° E
22° E
N
0
100Km

Sources: IHS Energy, Woodside

Woodside – Commitment to Growth

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 1 December 2003
6am (AWST)

WOODSIDE SIGNS LIBYAN EXPLORATION AND PRODUCTION SHARING AGREEMENT

Woodside Energy (N.A.) Ltd, a wholly owned subsidiary of Woodside Energy Ltd., Repsol Exploraciòn Murzuq, S.A., a wholly owned subsidiary of Repsol YPF of Spain, and Hellenic Petroleum S.A., of Greece, have finalised an exploration and production sharing agreement with the Libyan National Oil Corporation.

The agreement, over 30 years with an initial six-year exploration phase, was signed on Sunday, 30 November 2003, in Tripoli and covers five exploration blocks in the onshore Sirte Basin in northern Libya and one in the onshore Murzuq Basin in western Libya.

The minimum exploration work commitment will involve geological studies, seismic acquisition, and 13 exploration wells over six years. Included in the work commitment is a three-year feasibility study for the development of a remote field in the Murzuq Basin. This study includes an option to negotiate an agreement for the appraisal and development of this remote field within a further three years.

Woodside has a 45% interest in the exploration and production sharing agreement, Repsol 35%, and Hellenic Petroleum 20%. Woodside is operator.

The three companies have also agreed to work together on marketing commercial quantities of gas that might be discovered.

The cost of the joint venture's total work program with the Libyan National Oil Corporation is over US$100 million with Woodside's average yearly expenditure over this period expected to be about US$8 million.

Woodside's New Ventures Director, Agu Kantsler, said the agreement was another step in Woodside's strategy of building a balanced portfolio across the key focus regions of Australia, the United States and Africa.

"This is the culmination of a long-term engagement of the Libyan National Oil Corporation and we are delighted to be the first Australian energy company to be welcomed into Libya since the normalisation of diplomatic relations between our two countries in mid-2002," Dr Kantsler said.

"Libya is one of the world's most prolific oil and gas provinces with proven reserves of about 29.5 billion barrels of oil and 46.4 trillion cubic feet of gas.

"This agreement will provide Woodside and its partners with access to 20,000sqkm of highly attractive acreage with excellent oil and gas potential in two basins which, together, have an undiscovered potential of 35 billion barrels."

Dr Kantsler said several of the world's major international oil and gas companies, including Repsol, Agip of Italy, Total of France, Wintershall of Germany, and Petro-Canada are active in Libya. Repsol YPF and RWE of Germany have also recently been awarded new exploration contracts.

"We are delighted to be joined by Repsol and Hellenic Petroleum in this venture, particularly as they bring their significant presence in the European energy market and their experience in Libya," he said.

"Libya has significant remaining and undiscovered potential and we are confident that this agreement will enable us to add value to our portfolio of exploration prospects for drilling from 2005.

"This move is a logical extension of our North African activities and is consistent with our exploration strategy."

Attachments: ***Location map, companies' background, Libya fact sheet***

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: +61 8 9348 4281 M: +61 419 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: +61 8 9348 4283 M: +61 439 691 592

Woodside blocks in Libya


Woodside interests
Tripoli
Benghazi
Sirte
S11
S50&64
S16
S42
LIBYA
M15
Murzuq
Basin
Sirte
Basin
ALGERIA
0 1000km

Sources: IHS Energy, Woodside

Woodside – Commitment to Growth

BACKGROUND — WOODSIDE ENERGY LTD.

WOODSIDE Energy Ltd. is Australia's largest independent oil and gas exploration and production company by market capitalisation. It operates Australia's largest resource project, the North West Shelf Venture, an LNG, natural gas, condensate and crude oil operation off Western Australia.

In 2002, the company's revenue totalled A$2241 million. Operating cash flow after tax and net interest was A$1207 million and profit after tax (before significant items) was A$729 million. Return on average capital employed (before significant items) was 19.1%. Woodside's core focus areas are Australia, the United States and Africa where it has interests in Mauritania, the Canary Islands, Algeria, Kenya and Libya.

www.woodside.com.au

BACKGROUND — REPSOL

Repsol YPF is an integrated international oil and gas company, operating in more than 25 countries and is the market leader in Spain and Argentina. It is one of the 10 major private energy companies in the world engaged in exploration, production, transportation, refining, distribution and retail of oil products, natural gas and petrochemicals.

The company produces about 1.1 million barrels of oil equivalent a day, is the owner of 5.5 billion barrels of reserves, and operates nine refineries with an aggregate capacity of 1.2 million barrels. Repsol YPF either directly or through its affiliates distributes natural gas to more than nine million customers in Spain and Latin America.

www.repsolypf.com

BACKGROUND — HELLENIC PETROLEUM SA

HELLENIC PETROLEUM is Greece's largest industrial and commercial corporation. The group is involved in oil refining, petrochemicals, exploration and production, pipeline networks, electricity, engineering, and gas import and distribution. It had total assets of E3181.1 million, equity capital of E1969.6 million, and turnover of E3491.3 million at the end of third quarter of 2003. The Greek State has a 44% shareholding in the company.

Hellenic Petroleum has activities in Albania, Montenegro, Serbia, Former Yugoslav Republic of Macedonia, Georgia, Bulgaria and Cyprus.

The company has traditional relations with Libya through crude oil imports exceeding US$200 million a year.

www.hellenic-petroleum.gr



LIBYA

Fact Sheet

General information:

Capital:	Tripoli	**Head of State and Head of Government:**
Surface area:	1,759.54 thousand sq km	Colonel Muammar El-Qadhafi
Official language:	Arabic	
Population:	5.6 million (2002)	
Exchange rate:	A$1 = 0.7836 Dinars (30.06.03)	

Recent economic indicators:

	1998	1999	2000	2001	2002(a)	*2003(b)*
GDP (US$bn):	27.3	30.5	34.0	27.5	14 2	*14.8*
GDP per capita (US$):	5,386	5,885	6,420	5,067	2,552	*2,583*
Real GDP growth (% change YOY):	-3.6	0.8	2.6	1.1	1 5	*2.8*
Current account balance (US$m):	-351	2,136	9,351	6,787	6,873	*8,410*
Current account balance (% GDP):	-1.3	7.0	27.5	24.7	48.3	*56.8*
Merchandise exports (% GDP):	19.4	23.9	35.6	37.0	35.7	*36.7*
Inflation (% change YOY):	3.0	-6.0	-3.0	-8.5	1.1	*1.8*
Labour force (m):	1.3	1.3	1.4	1.4	1.5	*1.6*

Australia's trade with Libya


A$m
160
120
80
40
Exports
Imports
FY98
FY99
FY00
FY01
FY02
FY03

Real GDP growth


%
4
2
0
-2
-4
1998
1999
2000
2001
2002
2003

Australia's exports to Libya


A$m
FY03
120
100
80
60
40
20
Primary
STMs
ETMs
Other

Australia's trade relationship with Libya:

Major Australian exports, 2002-2003 (A$m):

Meat (excl. bovine)	17
Other manufactures of base metal	1
Bovine meat	1

Major Australian imports, 2002-2003 (A$m):

No significant imports were recorded.

Australian merchandise trade with Libya, 2002-2003:		*Total share:*	*Rank:*	*Growth (yoy):*
Exports to Libya (A$m):	21	0.0%	93rd	-78.3%
Imports from Libya (A$m):	0	0.0%	n.a.	n.a.
Total trade (exports + imports) (A$m):	21	0.0%	106th	-78.3%
Merchandise trade surplus with Libya (A$m):	21			

Australia's trade in services with Libya, 2002:		*Total share:*
Exports of services to Libya (A$m):	n.a.	n.a.
Imports of services from Libya (A$m):	n.a.	n.a.
Services trade balance with Libya (A$m):	n.a.	

Libya's global trade relationships:

Libya's principal export destinations, 2002:			**Libya's principal import sources, 2002:**		
1	Italy	42.8%	1	Italy	25.5%
2	Germany	14.2%	2	Germany	9.7%
3	Spain	13.6%	3	Korea	6.6%
4	Turkey	6.9%	4	United Kingdom	6.5%
5	Switzerland	4.1%	5	Tunisia	6.4%
	Australia	*n.a.*	*18*	*Australia*	*1.0%*

Compiled by the Market Information and Analysis Section, DFAT, using the latest data from the ABS, the IMF and various international sources.

(a) all recent data subject to revision, (b) EIU forecast
n.a. Data not available.

Fact sheets are updated biannually; next update: May 2004

International oil and gas companies active in Libya

Agip (Italy); Canadian Occidental, Husky Oil, PanCanadian, Petro-Canada, Red Sea Oil Corp., Veba Oil Operations [now part of Petro-Canada-49%, NOC-51%] (Canada); Lundin Oil (Sweden); Nimr Petroleum (Saudi Arabia); OMV (Austria); Pedco (South Korea); Petrobras (Brazil); Petronas (Malaysia); Repsol YPF (Spain); Total (France); Wintershall (Germany).

Source: Energy Information Administration, US Dept of Energy, July 2003

Countries with diplomatic relationships or foreign embassies in Libya include:

Algeria, Belgium, Canada, Chad, Egypt, France, Germany, Greece, Italy, Japan, Netherlands, and the UK. The US is represented via the Belgian Embassy. Australia is represented in Libya via its embassy in Cairo.